UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 2 February, 2011

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated January 4, 2011 entitled ‘Transactions in Own Securities’

2.	Stock Exchange Announcement dated January 5, 2011 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated January 6, 2011 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated January 7, 2011 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated January 7, 2011 entitled ‘Close Period Share Purchases’

6.	Stock Exchange Announcement dated January 10, 2011 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated January 11, 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated January 12, 2011 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated January 13, 2011 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated January 14, 2011 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated January 17, 2011 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated January 18, 2011 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated January 19, 2011 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated January 20, 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated January 20, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

16.	Stock Exchange Announcement dated January 21, 2011 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated January 24, 2011 entitled ‘Transactions in Own Securities’

18.	Stock Exchange Announcement dated January 25, 2011 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated January 26, 2011 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated January 27, 2011 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated January 28, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

22.	Stock Exchange Announcement dated January 31, 2011 entitled ‘FSA Block Listing Return’

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	4 January 2011

Number of ordinary shares purchased:	13,200,000

Highest purchase price paid per share:	171.15p

Lowest purchase price paid per share:	168.1p

Volume weighted average price per share:	169.8545p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 688,400,000 shares at a cost (including dealing and associated costs) of £1,148,742,380.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2011

Number of ordinary shares transferred:	126,494

Highest transfer price per share:	168.85p

Lowest transfer price per share:	167p

Following both the above transactions, Vodafone holds 5,219,173,622 of its ordinary shares in treasury and has 52,091,259,937 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	5 January 2011

Number of ordinary shares purchased:	11,300,000

Highest purchase price paid per share:	174.95p

Lowest purchase price paid per share:	170.2p

Volume weighted average price per share:	172.1005p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 699,700,000 shares at a cost (including dealing and associated costs) of £1,168,290,864.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 January 2011

Number of ordinary shares transferred:	255,195

Highest transfer price per share:	165.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,230,218,427 of its ordinary shares in treasury and has 52,080,215,132 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	6 January 2011

Number of ordinary shares purchased:	4,689,519

Highest purchase price paid per share:	175.5p

Lowest purchase price paid per share:	174.9p

Volume weighted average price per share:	175.0734p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 704,389,519 shares at a cost (including dealing and associated costs) of £1,176,543,658.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 January 2011

Number of ordinary shares transferred:	1,292,070

Highest transfer price per share:	169.95p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,233,615,876 of its ordinary shares in treasury and has 52,076,817,683 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 January 2011

Number of ordinary shares transferred:	1,670,806

Highest transfer price per share:	175.3p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,231,945,070 of its ordinary shares in treasury and has 52,078,488,489 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces today that on 7 January 2011 it gave irrevocable instructions to Deutsche Bank AG London, Citigroup Global Markets U.K. Equity Limited and J.P. Morgan Cazenove to purchase Vodafone shares on Vodafone’s behalf during the period from 10 January 2011 until the publication of Vodafone’s interim management statement which is due to be announced on 3 February 2011 (the ‘Close Period’). The purchase of shares in the Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2010.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	10 January 2011

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	177.2p

Lowest purchase price paid per share:	174.85p

Volume weighted average price per share:	176.0245p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 714,389,519 shares at a cost (including dealing and associated costs) of £1,194,237,642.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 January 2011

Number of ordinary shares transferred:	587,949

Highest transfer price per share:	175.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,241,357,121 of its ordinary shares in treasury and has 52,069,076,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	11 January 2011

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	176.6p

Lowest purchase price paid per share:	174.35p

Volume weighted average price per share:	175.5337p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 723,389,519 shares at a cost (including dealing and associated costs) of £1,210,117,826.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2011

Number of ordinary shares transferred:	868,541

Highest transfer price per share:	174.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,249,488,580 of its ordinary shares in treasury and has 52,060,944,979 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	12 January 2011

Number of ordinary shares purchased:	19,900,000

Highest purchase price paid per share:	173.15p

Lowest purchase price paid per share:	170.35p

Volume weighted average price per share:	171.7276p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 743,289,519 shares at a cost (including dealing and associated costs) of £1,244,469,323.

Following the purchase of these shares, Vodafone holds 5,269,388,580 of its ordinary shares in treasury and has 52,041,044,979 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	13 January 2011

Number of ordinary shares purchased:	9,700,000

Highest purchase price paid per share:	172.55p

Lowest purchase price paid per share:	169.55p

Volume weighted average price per share:	171.073p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 752,989,519 shares at a cost (including dealing and associated costs) of £1,261,149,694.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 January 2011

Number of ordinary shares transferred:	1,183,822

Highest transfer price per share:	176.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,277,904,758 of its ordinary shares in treasury and has 52,032,528,801 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 January 2011

Number of ordinary shares transferred:	271,804

Highest transfer price per share:	171p

Lowest transfer price per share:	170.15p

Following the above transfer, Vodafone holds 5,277,632,954 of its ordinary shares in treasury and has 52,032,800,605 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	17 January 2011

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	175.45p

Lowest purchase price paid per share:	173.25p

Volume weighted average price per share:	174.6526p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 762,989,519 shares at a cost (including dealing and associated costs) of £1,278,705,775.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 January 2011

Number of ordinary shares transferred:	169,375

Highest transfer price per share:	171.9p

Lowest transfer price per share:	171.9p

Following both the above transactions, Vodafone holds 5,287,463,579 of its ordinary shares in treasury and has 52,022,969,980 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	18 January 2011

Number of ordinary shares purchased:	16,800,000

Highest purchase price paid per share:	179.95p

Lowest purchase price paid per share:	175p

Volume weighted average price per share:	178.6096p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 779,789,519 shares at a cost (including dealing and associated costs) of £1,308,868,222.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 January 2011

Number of ordinary shares transferred:	745,217

Highest transfer price per share:	171.95p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,303,518,362 of its ordinary shares in treasury and has 52,006,915,197 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	19 January 2011

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	179.80p

Lowest purchase price paid per share:	176.45p

Volume weighted average price per share:	177.6167p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 791,789,519 shares at a cost (including dealing and associated costs) of £1,330,293,060.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 January 2011

Number of ordinary shares transferred:	1,959,118

Highest transfer price per share:	175p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,313,559,244 of its ordinary shares in treasury and has 51,996,994,665 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	20 January 2011

Number of ordinary shares purchased:	10,400,000

Highest purchase price paid per share:	177.1p

Lowest purchase price paid per share:	172.95p

Volume weighted average price per share:	174.240667p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 802,189,519 shares at a cost (including dealing and associated costs) of £1,348,508,320.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 January 2011

Number of ordinary shares transferred:	616,158

Highest transfer price per share:	178.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,323,343,086 of its ordinary shares in treasury and has 51,987,210,823 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 20 January 2011 by Computershare Trustees Limited that on 13 January 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 170.15p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	148
Andrew Halford*	148
Matthew Kirk	148
Ronald Schellekens	148

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 January 2011

Number of ordinary shares transferred:	135,674

Highest transfer price per share:	176.6p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,323,207,412 of its ordinary shares in treasury and has 51,987,346,497 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	24 January 2011

Number of ordinary shares purchased:	9,100,000

Highest purchase price paid per share:	179.2p

Lowest purchase price paid per share:	175.2p

Volume weighted average price per share:	177.4474p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 811,289,519 shares at a cost (including dealing and associated costs) of £1,364,740,002.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 January 2011

Number of ordinary shares transferred:	118,715

Highest transfer price per share:	172.8p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,332,188,697 of its ordinary shares in treasury and has 51,978,365,212 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	25 January 2011

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	180.65p

Lowest purchase price paid per share:	176.9p

Volume weighted average price per share:	178.7161p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 824,289,519 shares at a cost (including dealing and associated costs) of £1,388,093,909.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2011

Number of ordinary shares transferred:	480,339

Highest transfer price per share:	175.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,344,708,358 of its ordinary shares in treasury and has 51,965,845,551ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	26 January 2011

Number of ordinary shares purchased:	18,100,000

Highest purchase price paid per share:	184.75p

Lowest purchase price paid per share:	180.5p

Volume weighted average price per share:	182.9151p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 842,389,519 shares at a cost (including dealing and associated costs) of £1,421,373,702.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 January 2011

Number of ordinary shares transferred:	1,926,957

Highest transfer price per share:	177.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,360,881,401 of its ordinary shares in treasury and has 51,949,672,508 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 January 2011

Number of ordinary shares transferred:	2,033,088

Highest transfer price per share:	179.5p

Lowest transfer price per share:	179.5p

Following the above transfer, Vodafone holds 5,358,848,313 of its ordinary shares in treasury and has 51,951,809,286 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

                               TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	28 January 2011

Number of ordinary shares purchased:	9,900,000

Highest purchase price paid per share:	179.05p

Lowest purchase price paid per share:	176.5p

Volume weighted average price per share:	177.8871p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 852,289,519 shares at a cost (including dealing and associated costs) of £1,439,076,103.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 January 2011

Number of ordinary shares transferred:	596,192

Highest transfer price per share:	180.65p

Lowest transfer price per share:	92.99p

Following the above transactions, Vodafone holds 5,368,152,121 of its ordinary shares in treasury and has 57,310,657,599 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 51,942,505,478 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,942,505,478. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		4,801,428

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		1,837,085

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		2008 Sharesave Option Scheme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		1,248,508

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		1,712,356

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Panafon Share Option Scheme (Rollover)

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		2,459,997

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,459,997

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		156,155

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		445,626

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		57,108,781

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		508,000

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		56,600,781

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		36,618,614

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		33,500

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		36,585,114

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2011

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme

Period of return:	From:	1 August 2010	To:	31 January 2011

Balance of unallotted securities under scheme(s) from previous return:		1,090,410

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		132,610

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		957,800

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 2 February, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary